UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58493 / September 9, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13134

In the Matter of
 	
Sunbase Asia, Inc.
  (n/k/a Centire International, Inc.),
Supply Chain Services, Inc.,
Sustainable Development International, Inc.
  (n/k/a Clean Energy, Inc.),
SWI Steelworks, Inc.
  (f/k/a ESC Envirotech Systems Corp.), and
Symphony Telecom Corp.,
 	
  Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SUNBASE ASIA, INC. (n/k/a CENTIRE INTERNATIONAL, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Sunbase Asia, Inc. (n/k/a Centire International, Inc.) ("Sunbase" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 15, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Sunbase Asia, Inc. (n/k/a Centire International, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Sunbase (CIK No. 95626) is a Florida corporation located in Tampa, Florida with a class of securities registered with the Commission under Exchange Act Section 12. On March 5, 2008, Sunbase changed its corporate domicile from Nevada to Florida and changed its name to Jericho Energy, Inc. As of August 27, 2008, the common stock of Sunbase (symbol "JECI") was quoted on the Pink Sheets.

      2.   Sunbase has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Sunbase's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                   Florence E. Harmon
                                   Acting Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.